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                NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES


                 Exhibit No. (21) -- Subsidiaries of Registrant



     North Pittsburgh Telephone Company, Penn Telecom, Inc., Pinnatech, Inc., and Management Consulting Solutions, Inc. are wholly-owned subsidiaries of the Registrant. Subsidiaries of the Registrant are incorporated in the Commonwealth of Pennsylvania and do business only under their respective names.